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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               For MAY 9, 2002

                           Companhia Vale do Rio Doce
             (Exact name of Registrant as specified in its charter)

                        Valley of the Doce River Company
                (Translation of Registrant's name into English)


                         Federative Republic of Brazil
                (Jurisdiction of incorporation or organization)


                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                    (Address of principal executive offices)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

          FORM 20-F  X                            FORM 40-F
                    ---                                     ---

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the +Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
          YES                                            NO  X
              ---                                           ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable
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                           Companhia Vale do Rio Doce

                               TABLE OF CONTENTS


This Form 6-K contains the following:

                                                                     Sequential
                                                                        Page
Item                                                                   Number
----                                                                   ------
1.  Companhia Vale do Rio Doce - Extraordinary General Shareholders
    Meeting ..........................................................   4

2.  Press Release entitled "CVRD Acquires Anglo's Stake on Salobo"
    dated May 8, 2002 ................................................   5


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                          [GRAPHIC OMITTED] Companhia
                                            Vale do Rio Doce

                           COMPANHIA VALE DO RIO DOCE

                            CNPJ 33.592.510/0001-54

                   EXTRAORDINARY GENERAL SHAREHOLDERS MEETING



The shareholders are hereby invited to attend the Extraordinary General Shareholders Meeting, on May 20th, 2002, at 4:30 p.m., at 26 Avenida Graca Aranha, 19th floor, Rio de Janeiro, Brazil, to decide on the change of article 17 of the company by-laws to increase the maximum number of members of the Executive Board, from six to eight, aiming to attend the organizational structure approved by the Board of Directors.

Those shareholders who intend to be represented by proxy are requested to send the power of attorney 48 (forty-eight) hours prior to the holding of the Meeting, so that the legitimacy of the representative may be verified.


                         Rio de Janeiro, May 08, 2002.


                         Luiz Tarquinio Sardinha Ferro
                       Chairman of the Board of Directors

[GRAPHIC OMITTED] Companhia
                  Vale do Rio Doce                                 Press Release


                     CVRD Acquires Anglo's Stake on Salobo

Rio de Janeiro, May 8, 2002 - Companhia Vale do Rio Doce (CVRD), through its subsidiaries Itabira Rio Doce Company Limited and Caulim do Brasil Investimentos S/A, and Anglo American plc (Anglo) have signed a purchase and sale contract for the transfer of Anglo's stake in Salobo Metais S/A
(Salobo). CVRD is acquiring from Anglo 44,172,369 common shares, corresponding to 50% of Salobo's equity capital, for US$ 50.9 million. The deal is still subject to the implementation of the usual conditions in this type of transaction. After its conclusion, CVRD will own, directly or indirectly through its wholly-owned subsidiaries, 100% of Salobo's equity capital.

Salobo's mineral resources are estimated to have 784 million tons of ore with a 0.96% copper content and 0.6 grams of gold per ton. The exploration of the existing synergies in the Carajas mineral province, state of Para, Brazil - derived from an efficient logistics and electrical energy infrastructure - provides an additional incentive for developing Salobo. The availability of these synergies contributes to make CVRD's copper projects to be among the best in the world, in terms of capex cost per ton and operational costs as well.

CVRD will give priority to the pre-feasibility study of the Salobo project. One of the key issues is to confirm the technological route to be applied to the copper production process. This will allow some decisions to be made until yearend in order to meet the goal of starting production in 2007.

CVRD Carajas copper projects will consolidate the Company's position as one of the largest and most competitive global producers of this metal. They are world class assets and are included in its strategy to create shareholder value through the exploitation of profitable organic growth opportunities. In this regard, CVRD has already begun the construction works for the development of the Sossego copper project, which is expected to be commissioned in 2004.



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                                       For further information, please contact:
          Roberto Castello Branco: castello.branco@cvrd.com.br +55-21-3814-4540
                        Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                    Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557 Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946 Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700


This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Comissao de Valores Mobiliarios and the U.S. Securities and Exchange

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           COMPANHIA VALE DO RIO DOCE

                                           By: /s/ Roberto Castello Branco
                                               ---------------------------------
                                               Name:  Roberto Castello Branco
                                               Title: Head of Investor Relations


Dated: May 9, 2002